

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Eifion Jones
Senior Vice President and Chief Financial Officer
Hayward Holdings, Inc.
400 Connell Drive
Suite 6100
Berkeley Heights, NJ 07922

> **Re: Hayward Holdings, Inc.**
> **Supplemental Response to Registration Statement on Form S-1**
> **Filed on February 26, 2021**
> **File No. 333-253184**

Dear Mr. Jones:

We have reviewed your supplemental response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2021 letter.

Response letter dated February 26, 2021

Summary Consolidated Financial and Other Data, page 22

1. You state in your response to prior comment 2 you do not deem it probable that the conditions will be met for the vesting of performance-based Class B options and restricted stock awards. Please explain further how you considered the pending registration statement and the estimated IPO price range in relation to the market performance criteria in determining that vesting was not probable for purposes of pro forma per share information. In your response, please provide us with the amount of compensation expense that will be recorded upon vesting and the impact on your pro forma per share disclosures. Also, ensure this information is included in the notes to your pro forma per

share disclosures. Refer to Article 11-01(a)(8) of Regulation S-X.

<u>Note 21. Subsequent Events, page F-38</u>

2.   We note your response to prior comment 3. Please further revise here to include an estimate of the impact that the January 2021 share-based payment awards will have on your financial statements pursuant to ASC 855-10-50-2b.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Technology

cc: Rachel Phillips